1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

March 21, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Flaherty & Crumrine Preferred Income Fund Incorporated (“PFD”)
Investment Company Act File Number 811-06179
Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated (“PFO”)
Investment Company Act File Number 811-06495
Flaherty & Crumrine Preferred Securities Income Fund Incorporated (“FFC”)
Investment Company Act File Number 811-21129
Flaherty & Crumrine Total Return Fund Incorporated (“FLC”)
Investment Company Act File Number 811-21380
Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated (“DFP”)
Investment Company Act File Number 811-22762

Ladies and Gentlemen:

     On behalf of the above referenced investment companies, each a Maryland corporation (together, the “Funds”), we hereby transmit for filing pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the Investment Company Act of 1940, as amended, the definitive joint combined proxy statement, notices of the Annual Meetings of Shareholders of the Funds (the “Annual Meetings”) and the Special Meetings of Shareholders of PFD, PFO, FLC and FFC (the “Special Meetings” and together with the Annual Meetings, the “Meetings”) and forms of proxy card (together, the “Proxy Materials”) relating to the Meetings of the shareholders of the Funds.

     Please be advised, in accordance with the requirements of Rule 14a-6(d) under the 1934 Act, that the Funds plan to mail the Proxy Materials to shareholders of the Funds beginning on or about March 21, 2014.

     Should members of the staff have any questions or comments regarding the enclosed Proxy Materials, they should call the undersigned at (202) 303-1232.

     Very truly yours,
     /s/ Neesa Sood
     Neesa Sood

Enclosures

cc:	Chad C. Conwell, Flaherty and Crumrine Incorporated
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Maria Gattuso, Willkie Farr & Gallagher LLP

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in alliance with Dickson Minto W.S., London and Edinburgh